February 27, 2008

Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Ave.
Suite 202
Bay City, MI 48708

       RE: **Midas Touch International Holdings, Inc.**
           Amendment No. 2 to the Offering Statement on Form 1-A
           Filed February 22, 2008
           File No. 24-10184

Dear Mr. Chaze**:**

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please revise the "Use of Proceeds" section of the offering circular to comply with the first sentence of comment four and comments five and six of our July 2, 2007 letter. The section does not disclose and quantify offering expenses. The language introducing the new table indicates how the offering proceeds "may" be used. In addition, the disclosure does not explain how proceeds below $2.2 million will be used. The disclosure continues to refer to changing the uses of proceeds without providing clear disclosure of the circumstances that would cause such changes.

Closing Comments

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870